October 12, 2010
Via Edgar and Facsimile
Mr. Jeff Jaramillo
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
RE: NuVasive, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 000-50744
Dear Mr. Jaramillo:
          This letter responds to the comment contained in your letter dated September 28, 2010, regarding our Annual Report on Form 10-K for the year ended December 31, 2009.
          For your convenience, we have repeated your comments and set forth our responses immediately thereafter. The Company’s responses should not be interpreted as an admission by the Company of any deficiency with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
Item 11. Executive Compensation, page 51
1.	Please tell us with specificity what were the “individual’s performance level and achievement of individual performance metrics” used to determine provide full bonus payouts. Please disclose this information in future filings. Also, it is unclear from your response to comment 1 how the compensation committee “attributed the achievement of revenue goals, the profitability goals and strategic goals.... to each of the named executive officers.” Please clarify.
          NuVasive response: Pursuant to Item 402(b), we will disclose additional detail regarding the specific targets related to named executive officers’ bonuses in future filings without disclosing information that poses a reasonable risk of competitive harm. To the extent that specific targets or performance objectives are omitted, we will provide the disclosure required pursuant to Instruction 4 to Item 402(b) of Regulation S-K in future filings.

Mr. Jeff Jaramillo
Securities and Exchange Commission
October 12, 2010

          As previously described in the Company’s proxy statement, our Chief Executive Officer, or CEO, prepares and presents to the Compensation Committee performance assessments and compensation recommendations for each of the named executive officers other than the CEO himself. The Compensation Committee agreed with the performance assessments of the CEO regarding each of the other named executive officers, which included the following conclusions regarding performance:
          President & Chief Operating Officer: Through leadership and operational vision, Keith Valentine: (i) identified and retained key managerial talent for outside the United States, or OUS, expansion; (ii) developed infrastructure to support operational growth in the United States and OUS, which significantly impacted the integration of operations and asset management strategy; (iii) implemented strategies with the Company’s advanced operations program to improve operating performance; and (iv) played a key role in research and development as well as mergers and acquisitions.
          Executive Vice President, Chief Financial Officer1: Michael Lambert, during his two month service to the Company in 2009: (i) created a mechanism to enhance fiscal discipline through the Company’s strategic planning and forecasting processes; (ii) effectively managed the transition of leadership over the accounting, finance, investor relations and information technology functions; and (iii) quickly embraced the culture and developed a keen understanding of the spine industry.
          President, Americas: Pat Miles, through his responsibilities over the Company’s entire marketing and development efforts: (i) drove continued development of an innovative product stream with rapid penetration of products through marketing efforts; (ii) integrated sales, marketing and surgeon education efforts to achieve the Company’s goals with respect to product sales; (iii) created more robust marketing and development teams by adding top quality talent; (iv) developed a new and more efficient product development cycle; and (v) lead the Company’s successful participation at industry trade shows.
          Executive Vice President, Americas, Sales: Jeff Rydin made a significant impact on the Company by: (i) reorganizing the sales force to support and sustain continued, rapid revenue growth; (ii) implementing several advances to the Company’s sales training program; (iii) establishing a plan to leverage down costs for continued growth; and (iv) driving increased revenue through deeper product penetration of product sales with customers.

[1]	As previously disclosed in the Company’s proxy statement, our previous Executive Vice President, Chief Financial Officer received a bonus as part of his severance agreement for service he provided in 2009.

Mr. Jeff Jaramillo
Securities and Exchange Commission
October 12, 2010

          With respect to the CEO, the Compensation Committee evaluated his performance and concluded that he performed at an extremely high level by: (i) leading the Company to increased revenue targets and 13% operating margin while maintaining a culture of achieving superior performance through customer service and innovation; (ii) continuing to build the Company’s reputation with the investment community and the general public through investor and Wall street analyst meetings, publicity opportunities, and leading humanitarian efforts supported by the Company; (iii) expanding the focus of the Company to take advantage of new product markets; and (iv) identifying and developing talent within senior management, including the hiring of a new Chief Financial Officer.
          Based on the favorable performance reviews of each named executive officer, the Compensation Committee drew the conclusion that the success of the Company (i.e. increased revenues, achievement of profitability and the other Company goals listed below in response to comment 2) should be attributed to the performance of each of the named executive officers. As previously disclosed in the proxy statement and prior response letters, the bonus pool was funded as a percentage of annual revenue and each named executive officer had the potential of receiving a bonus equal to an escalating percentage of salary as more fully described in prior disclosure. The Compensation Committee, however, did not use a strict formula to determine individual bonus amounts or create a specific numerical connection between accomplishments of the named executive officers and the amount of bonus paid. Because a strict formula or specific numerical connection was not used with the individual performance assessments of the named executive officers in determining the bonus amounts, the effect of such individual performance assessments on the bonus payments was in the subjective determination of the Compensation Committee.
2.	We note your response to prior comment 1 states that the additional bonus opportunity “is within the discretion of the Compensation Committee” and that it “relies on the achievement of operations and/or financial goals.” Please tell us specifically what were the “operations and/or financial goals” and “the strategic milestones” that the compensation committee evaluated to determine the additional bonus.
          NuVasive response: The Compensation Committee evaluated the following operational goals, financial goals and strategic milestones that were achieved in 2009:
•	6-7% market share in the United States

•	Sustained profitability

•	Strong operating margin

•	Strong revenue growth

•	Expansion of the Company’s product platform (organically and through acquisitions)

•	Increased infrastructure for growth and operational capabilities

Mr. Jeff Jaramillo
Securities and Exchange Commission
October 12, 2010

•	Improved sales operations and customer service

•	Fiscal discipline and effective management of cash

•	OUS expansion
The achievement of these goals were attributed to each named executive officer and, as determined in the sole discretion of the Compensation Committee, served as the basis for awarding the full and additional bonuses set forth in the Company’s proxy statement. This determination of whether an additional bonus is earned through the achievement of the goals outlined above and the amount of the additional bonus was in the subjective determination of the Compensation Committee.
          NuVasive, Inc. (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If I can facilitate the Staff’s review, or if the Staff has any questions on the information set forth herein, please telephone me at (858) 909-1999 or Patricia Bitar at (858) 909-5294. Thank you for your time and consideration.
Sincerely,
/s/ Michael J. Lambert
Michael J. Lambert
Executive Vice President & CFO
NuVasive, Inc.
7475 Lusk Blvd
San Diego, CA 92121